[Baxter International Inc. Letterhead]

April 12, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Baxter International Inc.
Registration Statement filed on Form S-4
File No. 333-255088
Filed April 7, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baxter International Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 12:00 p.m. EST on April 14, 2021, or as soon as thereafter practicable.

Please do not hesitate to contact me at (224) 948-2000 or ellen_bradford@baxter.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

/s/ Ellen K. Bradford
Ellen K. Bradford

cc:	Catherine M. Clarkin
Ari B. Blaut
(Sullivan & Cromwell LLP)